EXHIBIT "2"

June 25, 2010

TierOne Corporation
1235 “N” Street
Lincoln, NE 6868508

To Whom It  May Concern:

Please accept this letter as my resignation as a Director of TierOne Corporation effective immediately. Please also accept this letter as my resignation from any additional positions that I may hold in the Corporation or its subsidiaries.

Sincerely,

James A Laphen
1302 S 181st  PI
Omaha, Ne 68130